FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 June 2009 , the Company’s Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £10.72 per Ordinary share and $35.54 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2009 to 30 June 2009 following this allocation, their total allocations are shown below:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs )
Sir Christopher Gent	43,462.43
Prof. Sir Roy Anderson	4,375.53
Dr Stephanie Burns		4,337.90
Mr Lawrence Culp		15,537.94
Sir Crispin Davis	33,257.85
Sir Deryck Maughan		14,339.19
Mr James Murdoch	201.82
Dr Daniel Podolsky		6,847.75
Mr Tom de Swaan	7,052.40
Sir Robert Wilson	8,963.43

The Company and the Non-Executive Directors were informed of these allocations on 1 July 200 9.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a ).

S M Bicknell

Company Secretary

1 July 200 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 1, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc